Exhibit 4.75
Employment Agreement
Gravity Co., Ltd. (hereinafter “the Company”) and (name of the Employee) (hereinafter “the Employee”) shall agree as follows regarding service of the Employee as a director of Gravity.
Article 1 Objectives
The objective of the Agreement is to determine matters related to compensations and duties of a director when the Company hires the Employee as its director so that the Employee can display his/her full capability in order to contribute to continuous growth and development of the Company.
Article 2 Effective Period
1.	The Agreement shall be effective from (month) (date), (year) to (month) (date), (year).

2.	The Agreement may be terminated even during the effective period when the Employee prematurely resigns from the employed position due to such reasons as resignation, dismissal or others. However, matters decided at Article 8 to 9 of the Agreement shall continue to hold effectiveness even after the expiration or cancellation of the Agreement.
Article 3 Salary
1.	The Company shall pay the Employee KRW (amount in alphabet)(~~W~~(amount in numeric number)) for the period of the Agreement as specified in Article 2, and the Company shall not have any other responsibility for monetary compensation to the Employee other than prescribed in the Agreement.

2.	As the Company and the Employee mutually agree that the Company’s regulations on severance benefit of the executives shall not be applied to the Employee, the Company shall not provide the Employee with severance payment (including special gratuity) at the Employee’s resignation in addition to salaries of the previous clause.

3.	The salary is calculated for the first to last day of the concerned month and be paid on 25th day of the month. When the 25th day of a month coincides with Saturday or a holiday, the payment shall be made on the last business day prior to 25.

4.	Tax and other dues shall be paid by the Employee, and when the Employee needs to subscribe to social security insurance (health insurance etc.), the Employee shall pay his/her share of the premium.

5.	Despite above Clause 1, the board of directors may discuss to increase or decrease the salary of the Employee, in case of a change in the position or responsibility of the Employee during the period of the Agreement or according to the level of contribution of the Employee to the Company.

6.	The Company shall pay the salary to the Employee only when the Agreement is signed (including a replacement with a new employment agreement after termination or expiration of the Agreement), and for the period from the initiation day of the agreement as specified in Article 2.1 to the day of signing the agreement, the salary amount specified in the Agreement shall be applied accordingly.
Article 4 Travel Expense
In case when the Employee goes on an overseas business trip for a company’s business, the travel expenses of the Employee which include transportation and lodging shall be settled on an actual basis according to the Company’s overseas travel regulations applied to overseas business trip of a standing director of the Company.
Article 5 Performance Bonus
Payment of performance bonus of the Employee may be determined separately at the board of directors meeting of the Company.
Article 6 Cancellation
The Company and the Employee may terminate the Agreement with a mutual consensus.
Article 7 Company Regulations
The Employee shall fulfill the responsibilities given by the Company in good faith and honor all the company regulations and guidelines notified to the Employee. However, the regulations and guidelines of the Company may be modified when the Company deems such modification to be necessary.
Article 8 Confidentiality
During and after the period of employment, the Employee may not disclose to a third party or use for personal and other purposes proprietary and/or confidential information, knowhow and other materials of the Company without the Company’s prior written consent.
Article 9 Intellectual Property Rights
Any and all invention, patent, copyright, idea and any other intellectual property developed by the Employee in relations to the Company’s business during the period of employment shall belong to the Company and the Employee shall not exercise any right for the IP.
Article 10 Notification
The Employee shall confirm that the employment documents and their contents submitted to the Company at the time of employment are fully genuine, and the Company may cancel the employment or terminate the Agreement if any of the contents is found to be fraudulent. The Employee may notify the Company of any change to the employment documents and their contents.
Article 11 Others
During the period of employment, the Employee shall observe relevant laws and regulations, respective clause in the Agreement and the regulations of the Company and serve the responsibility of a director with the care of a good manager.

2009
“The Company”
Name of Company	Gravity Co., Ltd.
Name of Representative	Co-CEOs, Ohno, Toshiro and Kang, Yoon-seok
Address	15F Nuritkum Square R&D Tower, 1605 Samgam-dong, Mapo-gu, Seoul, Korea
“The Employee”
Name
Residence ID
Address